EXHIBIT 99.42

                                 PRESS RELEASE


                    BANRO RE-OPENS EXPLORATION OFFICE IN DRC


Toronto, November 24, 2003 - Banro Corporation, (the "Company") ( TSX-V Exchange "YBE) is pleased to announce the reopening of the Company's Bukavu exploration office in the Democratic Republic of the Congo (the "DRC"). Dignitaries present at the ribbon cutting ceremony included a number of distinguished Government Ministers and representatives from the Presidency, the Vice-Presidency, Portfolio, Mines, Industry, Parliament and Security, the Governors and Vice Governors of South Kivu and Maniema Provinces, Mining Cadastral, local officials, Tribal chiefs and UN representatives. Following the ceremony, a reception attended by more than 75 people celebrated the return of Banro and its exploration plans for the development of the Company's Twangiza - Namoya gold trend.

"The historic return of Banro is a testament to the success of the Transitional Government in re-establishing control and security in the region. Banro can be considered the first of many companies interested in developing the tremendous mining potential of this area" commented Arnold Kondrat Exec VP of the Company.

A representative from Steffen, Robertson and Kirsten (SRK), the Company's consulting geologists attended the event followed with a site visit to two of the Company's projects.

Logistics are being finalized to commence an exploration program in early 2004.


For further information please visit our website at www.banro.com or contact:


Arnold Kondrat

Exec VP & Director

Tel: (416) 366-2221